SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:FedEx Corp.

NAME OF PERSON RELYING ON EXEMPTION:International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION:25 Louisiana Avenue, N.W., Washington, DC 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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September 2021

RE:      Please Vote Against” Say-on-Pay” at FedEx Corp.’s annual shareholder meeting (NYSE: FDX) on Sept. 27, 2021.

Dear Fellow FedEx Shareholders:

The Compensation Committee’s response to the COVID-19 pandemic, as it relates to executive pay, not only derails pay for performance at FedEx, but demonstrates excessive generosity towards founder, and largest single shareholder, CEO Frederick Smith.  Granting CEO Smith, and the rest of the executive team, special equity awards in lieu of participating in the Annual Incentive Compensation (“AIC”) plan, only to reinstate the bonus plan midway through the year, amounts to double-dipping; and in the case of CEO Smith, a set of incentive awards, which by the end of the fiscal year approximated to nearly $10 million in value, or nearly four times his target bonus. Allowing double-dipping for any executive is objectionable enough, but granting a special option award, purportedly for retention and incentive purposes to the company’s founder alongside a large, regular option award – is beyond the pale.  Accordingly, we urge fellow shareholders to vote against the Advisory Vote to Approve Executive Compensation (“Say-on-Pay”) at FedEx’s annual shareholder meeting on September 27.

Teamsters affiliated pension and benefit funds have more than $100 billion invested in the capital markets and have substantial holdings in FedEx.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Double-Dipping on the Annual Bonus Opportunity

FedEx, of course, is not alone in adjusting its regular pay structure amid the pandemic – be it one-off awards, mid-year adjustments, or end-of-year discretion; however, its decision to grant awards in lieu of an AIC at the start of the year, only to then reinstate the bonus plan halfway through the year, is exceptional.1

In June 2020, the company announced that given the “uncertainty” caused by the pandemic, there would not be an AIC.  However, “in light of [that] decision,” the Compensation Committee granted one-time special restricted stock awards to the named executives, except for CEO Smith who, along with COO Rajesh Subramaniam, received a special stock option award.  The special equity awards were granted for retention and motivational purposes and subject to four-year ratable vesting. The restricted stock awards approximated 50% of the respective executive’s regular annual restricted stock grant, on top of which FedEx provides tax-gross ups.  Inclusive of the tax subsidy, the restricted stock awards’ grant date value approximated between 50% and 70% of the executive’s annual AIC bonus target – representing a reasonable “haircut” given the substitution of a performance-based award for a time-based one.  Valuing the options according to the company, we note that CEO Smith’s special award carried a grant date value equal to approximately 50% of his annual bonus target, while COO Subramaniam, who was granted special awards of both restricted stock and options, received equity equal to 120% of his annual bonus target.2 All these awards were in addition to the executive’s regular long-term equity grants.

Midway through the fiscal year, however, in December 2020, the Compensation Committee determined executives would in fact be eligible to participate in a FY 2021 AIC -- tied to consolidating operating income -- and at their full-year award target (although the maximum payout opportunity was 150% instead of the typical 200% of target).  Ultimately, the plan qualified for the maximum payout.3 Combined with the grant date value of the special equity awards, originally made in lieu of the AIC, the awards ranged from approximately 200% of the annual bonus target to nearly 265% in the case of COO Subramaniam, and 200% for CEO Smith.4  (And even here we are being conservative in using grant date values for the special equity awards, considering FedEx’s stock performance since the initial shock of the pandemic hit had significantly increased the value of those awards by the time of the AIC payout-- discussed below.)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

1 Fueling further concern about the Compensation Committee's decision-making around the pandemic was its decision to effectively turn a special $575,000 incentive opportunity to then-COO Alan Graf, tied to FY 2020 EPS, into a COVID leadership bonus of equal amount, after the original award failed to pay out. The payout is reported under the “Bonus” column in the FY 2021 Summary Compensation Table.

2 These calculations are based on the Black-Scholes option valuation provided by FedEx. However, our own valuation of the awards, based on a Black-Scholes model approximately in line with the parameters used by Institutional Shareholder Services, yields significantly higher option values. On this basis, CEO Smith’s special option award was equal to 75% of his AIC target award, while COO Subramaniam’s special awards totaled 150% of his AIC target.

Stock Option Grants Offer Poor Alignment Amid Pandemic Uncertainty

Critically, granting the special awards in the form of stock options to CEO Smith and COO Subramaniam may prove particularly lucrative given the significant appreciation in the company’s stock in FY 2021 – a trajectory largely shared by the company’s chief competitor, United Parcel Service, Inc.

We note that as of the end of the fiscal year, CEO Smith’s special option award was ‘in-the-money’ by $6.4 million or 560% of the grant date value, while COO Subramaniam’s special option grant was worth $4.8 million.  On this basis, CEO Smith’s effective annual bonus for the year (the in-the-money value of the options and the cash payout) was almost $10 million, while his total option grant, comprising both his regular and special award, was worth approximately $50 million.  Of course, this compensation remains at risk, and has yet to vest, but it points to a larger issue: why is it necessary, from a retention and incentive perspective, to provide CEO Smith with such large option awards, and a special award, to boot?  Having founded the company, been chief executive since 1998 and holding an 8% equity stake, surely CEO Smith has the appropriate incentives to drive shareholder value.  Over the past 12 months alone, the value of CEO Smith’s FedEx holdings is up nearly $900 million.

Summary

There is no question that FY 2021 was a most extraordinary year for FedEx – from the shock of the initial pandemic to the subsequent explosion in e-commerce and the broader economic rebound.  And of course, this creates unique challenges for a Compensation Committee.  However, FedEx executives were not alone in this, and yet they seem to be the rarified beneficiaries of a compensation structure that gave them financial security amid the downturn (the special equity award) and then, subsequently, the upside opportunity as delivery demand surged (the reinstatement of the AIC). The result has been outsized awards that undercut the pay-for-performance alignment delivered by other elements of the pay structure (for instance, having previously criticized the strong run of above-target payouts in the long-term incentive plan, we note the LTI failed to pay out for the second consecutive year, in line with disappointing 2019 and 2020 performance).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

3 Individual non-CEO NEO payouts varied slightly based on the performance of individual objectives, ranging from 143% to 150% of target.

4 Critically, under our option valuation model, CEO Smith’s awards were worth 225% of his AIC target and COO Subramaniam’s were worth nearly 300%.

Without a far more rigorous justification – particularly as it pertains to the retention and motivation of CEO Smith -- we do not believe it is in shareholders’ interests to support what is tantamount to double-dipping. Accordingly, we urge you to oppose the company’s Say-on-Pay, Item 2 on the proxy statement.

For more information about these concerns, please contact Michael Pryce-Jones, Teamsters Capital Strategies, at: mpryce-jones@teamster.org.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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